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     September 21, 2009

Mr. Brad Skinner,
     Senior Assistant Chief Accountant,
          Division of Corporation Finance,
               Securities and Exchange Commission,
                    100 F Street, N.E., Stop 7010
                         Washington, D.C. 20549

Re:     StatoilHydro ASA

Dear Mr. Skinner,

I refer to your letter dated September 11, 2009 to Mr. Eldar Sætre of StatoilHydro ASA and my request to John Cannarella on September 18, 2009 regarding the due date for responding to your letter. The Company has requested an extension of the due date in order to have sufficient time for compilation and review internally and by the Company’s external advisers of the responses to the Staff’s comments. The Company confirms that it intends to submit its responses to the Staff’s comments by October 17, 2009.

The Company appreciates your cooperation in extending the deadline for their response.

Very truly yours,

/s/ Kathryn A. Campbell
Kathryn A. Campbell

cc:     Mr. Eldar Sætre
(StatoilHydro ASA)

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